[Letterhead of Thompson Hine LLP]

May 18, 2016

By EDGAR and Electronic Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bryan J. Pitko Attorney Advisor

RE:	Rubicon Technology, Inc. (“Rubicon”) Preliminary Proxy Statement on Schedule 14A

Filed May 13, 2016 by Paragon Technologies, Inc., et al.

File No. 001-33834

Dear Mr. Pitko,

On behalf of Paragon Technologies, Inc., GAD Partners Fund LP, GAD Capital Management LLC, Hesham M. Gad, Jack H. Jacobs, Deborah R. Mertz and Samuel S. Weiser (each, a “Filing Person” and collectively, the “Filing Persons”), we are responding to your letter dated May 17, 2016 in connection with the preliminary proxy statement on Schedule 14A filed by the Filing Persons on May 13, 2016 (the “Proxy Statement”). We have reviewed the comments of the staff of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in bold, with responses following. A revised Proxy Statement is also being filed via EDGAR today.

How do I vote on the other matters being presented by Rubicon for vote at the Annual Meeting?, page 5

1.	Please advise how you determined that shares subject to broker non-votes will not be considered present for quorum purposes.

The Proxy Statement has been revised to indicate that broker non-votes, if any, will be counted for purposes of determining whether a quorum is present.

How to Provide a Proxy to Us, page 13

2.	We note the disclosure that if any director candidates is unable to serve or for good reason is unwilling to serve and/or Rubicon or any other person takes or announces any action that has, or if consummated would have, the effect of disqualifying any director candidates, shares will be voted for a director nominee designated by Paragon. Please revise this disclosure of the applicable discretionary authority to conform to the language of Rule 14a-4(c)(5) of Regulation 14A and make the same revisions to the applicable disclosure appearing on the proxy card.

The Proxy Statement and the accompanying proxy card have been revised to conform to the language of Rule 14a-4(c)(5) of Regulation 14A. In particular, the paragraph at issue now reads as follows:

In the event that ~~(i)~~ any of our director candidates is unable to serve or for good cause will not serve ~~reason is unwilling to serve~~ as a member of Rubicon’s board of directors ~~and/or (ii) Rubicon or any other person takes or announces any action that has, or if consummated would have, the effect of disqualifying any or all of our director candidates, the proxy holders will have the right to nominate, and to vote your shares for the election of, such other nominees as Paragon may designate, subject to applicable law. If Rubicon or any other person makes or announces any changes to Rubicon’s certificate of incorporation or bylaws or takes or announces any other action that has, or if consummated would have, the effect of decreasing the size of its board of directors~~, the proxy holders will have the right to nominate, and vote your shares for the election of, the nominees ~~that are~~ selected in the sole discretion of the proxy holders, other than for any nominee for whom the authority to vote has been withheld on your proxy~~, subject to applicable law~~.

3.	Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Filing Persons confirm that should substitute nominees be lawfully identified or nominated before the meeting, the Filing Persons will file a revised proxy statement that (1) identifies the substitute nominees, (2) includes such nominees’ consent to being named in the revised proxy statement and to serve as directors, if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Background to the Solicitation, page 16

4.	We note the statement that the board “purported to interview” Mr. Gad and Mr. Jacobs. Please revise your disclosure to clarify this statement.

The Proxy Statement has been revised to clarify this statement.

The Filing Persons’ acknowledgement follows on the next page. Please direct any questions to me at (216) 566-5527 or Derek.Bork@ThompsonHine.com.

Respectfully,

/s/ Derek D. Bork
Derek D. Bork

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: May 18, 2016
PARAGON TECHNOLOGIES, INC
/s/ Hesham M. Gad
Hesham M. Gad
Chief Executive Officer
GAD PARTNERS FUND LP,
by GAD Capital Management LLC, its general partner

/s/ Hesham M. Gad
Hesham M. Gad
Managing Partner

GAD CAPITAL MANAGEMENT LLC
/s/ Hesham M. Gad
Hesham M. Gad
Managing Partner

/s/ Hesham M. Gad
Hesham M. Gad

/s/ Jack H. Jacobs
Jack H. Jacobs

/s/ Deborah R. Mertz
Deborah R. Mertz

/s/ Samuel S. Weiser
Samuel S. Weiser

-3-